SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C., 20549

                              FORM 11-K

(Mark One)

     [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993.

     [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ____________

Commission File Number 0-2085


    BETZ LABORATORIES, INC. EMPLOYEE STOCK OWNERSHIP AND 401K PLAN
                            (Tile of Plan)

                       BETZ LABORATORIES, INC.
                          4636 Somerton Road
                     Trevose, Pennsylvania, 19053
     (Name of Issuer of the Securities Held Pursuant to the Plans and the Address of its Principal Executive Office)

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   BETZ LABORATORIES, INC.

                                   By:s/William C. Brafford
                                      ---------------------
                                      William C. Brafford
                                      Vice President, Secretary
                                      and General Counsel


[PAGE 1]



                    Financial Statements and Schedules

                  Betz Laboratories, Inc. Employee Stock
                          Ownership and 401K Plan

                  Years ended December 31, 1993 and 1992
                    with Report of Independent Auditors


[PAGE 2]

                  Betz Laboratories, Inc. Employee Stock
                          Ownership and 401K Plan

                    Financial Statements and Schedules

                  Years ended December 31, 1993 and 1992




                                 Contents




Report of Independent Auditors.....................................    4

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits...............    5
Statements of Changes in Net Assets Available for Plan Benefits....    6
Notes to Financial Statements......................................    7


Schedules

Assets Held for Investment.........................................   16



[PAGE 3]
                      Report of Independent Auditors


Retirement Committee
Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan


We have audited the accompanying statements of net assets available for plan benefits of the Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of December 31, 1993 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.




May 27, 1994                                              s/ Ernst & Young


[PAGE 4]



        Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

             Statements of Net Assets Available for Plan Benefits


                                                          December 31
                                                      1993            1992
                                                ------------------------------
Assets
Investments:
  Series A ESOP convertible preferred stock
    of Betz Laboratories, Inc.                   $130,394,887     $170,576,871
  Common stock--Betz Laboratories, Inc.            27,474,063       37,343,717
  Putnam Voyager Fund                              18,412,994       13,129,883
  Putnam U.S. Government Income Trust               5,828,206        4,343,501
  Putnam Fund for Growth and Income                16,246,720       10,571,268
  Putnam Daily Dividend Trust                       5,323,124        3,811,525
  Putnam Loan Fund                                  1,609,943                -
  Collective Trust Fund--GIC                                -        1,952,843
                                                 ------------     ------------
                                                  205,289,937      241,729,608


Contribution receivable from
     Betz Laboratories, Inc.                          263,947          267,592
Contribution receivable from employees                997,788        1,078,634
Cash                                                   42,232           35,734
                                                 ------------     ------------
Total assets                                      206,593,904      243,111,568

Liabilities
Benefits payable                                            -            2,269
Accrued interest payable                              263,947          267,592
Loan payable                                       98,000,000       98,500,000
                                                 ------------     ------------
Total liabilities                                  98,263,947       98,769,861
                                                 ------------     ------------
Net assets available for plan benefits           $108,329,957     $144,341,707
                                                 ============     ============

See accompanying notes.


[PAGE 5]


        Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

       Statements of Changes in Net Assets Available for Plan Benefits


                                                    Year ended December 31
                                                      1993             1992
                                                ------------------------------

Additions:
  Contributions from employer                    $    492,928     $    583,520
  Contributions from employees                     10,618,333        7,922,419
  Interest and dividend income                     11,250,023       11,021,111
  Net assets transferred from Betz
    Laboratories, Inc. Stock Bonus Profit
    Sharing Plan                                            -        3,540,726
                                                 ------------      -----------
                                                   22,361,284       23,067,776
Deductions:
  Benefit payments                                  2,574,986        2,420,992
  Interest expense                                  7,937,253        8,046,767
  Administrative expenses                              41,090           11,466
                                                 ------------     ------------
                                                   10,553,329       10,479,225
                                                 ------------     ------------
                                                   11,807,955       12,588,551

Net realized and unrealized (depreciation)
  appreciation in fair value of investments       (47,819,705)       7,662,153
                                                 ------------     ------------
Net (deductions) additions                        (36,011,750)      20,250,704
Net assets available for plan benefits
  at beginning of year                            144,341,707      124,091,003
                                                 ------------     ------------
Net assets available for plan
  benefits at end of year                        $108,329,957     $144,341,707
                                                 ============     ============
See accompanying notes.


[PAGE 6]

      Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                       Notes to Financial Statements

                             December 31, 1993


1.  Significant Accounting Policies

Valuation of Investments

Series A ESOP Convertible Preferred Stock of Betz Laboratories, Inc. is stated at aggregate current value as determined by an independent securities appraisal company. Marketable securities are stated at aggregate fair value as determined from quoted market prices. Investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. The unallocated insurance contracts, which were sold in 1993, were valued at cost plus interest earned through the end of the year. The contracts were part of a collective trust fund and were issued by Sun Life of America and Continental National Assurance Company. There was no penalty for early redemption. The change in the difference between current market values and the cost of investments and realized gains and losses on sales of investments are reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized (depreciation) appreciation in fair value of investments.

2.  Description of Plan

The Employee Stock Ownership and 401K Plan (Plan) of Betz Laboratories, Inc. is a defined contribution plan established on June 19, 1989, which covers substantially all domestic employees of Betz Laboratories, Inc. (the "Company") who have attained age 21.

On June 19, 1989, the Plan borrowed $100,000,000 (the "ESOP loan"--Note 4) and acquired 500,000 shares of a new Series A ESOP Convertible Preferred Stock issued by the Company (the "Betz Preferred Stock").

Under 401(k) provisions of the Plan, employees can contribute on a pretax basis amounts up to 15% of salary, the first 4% being matched by the Company at a rate of 25%. The Company's matching contributions are made in the form of the Betz Preferred Stock. The Plan was amended in 1992 to include a participant loan provision which became effective January 1, 1993.



[PAGE 7]


Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                 Notes to Financial Statements (continued)


2.  Description of Plan (continued)

After satisfying the 401(k) matching contributions, the remaining allocable preferred shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

The Board of Directors has the right to discontinue the Company's contributions to the Plan and to terminate or partially terminate the Plan at any time. In the event of Plan termination or discontinuance of Company contributions, the rights of the affected participants shall be 100% vested.

Additional information about the plan agreement, its vesting, distribution, and forfeiture provisions is contained in Company publications available from the Plan Administrator.

3.  Investments

As of October 28, 1992, all assets were transferred to Putnam Fiduciary Trust Company. During 1993 and 1992, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated as follows:

                                                   Net
                                               Appreciation
                                              (Depreciation)
                                               in Fair Value     Fair Value at
                                                During Year       End of Year
                                             ----------------------------------
Year ended December 31, 1993
  Series A ESOP convertible preferred stock
    of Betz Laboratories, Inc.                  $(39,811,963)     $130,394,887
  Common stock--Betz Laboratories, Inc.          (10,602,957)       27,474,063
  Putnam Voyager Fund                              2,053,832        18,412,994
  Putnam US Government Income Trust                 (133,218)        5,828,206
  Putnam Fund for Growth and Income                  674,601        16,246,720
  Putnam Daily Dividend Trust                              -         5,323,124
  Putnam Loan Fund                                         -         1,609,943
                                                ------------      ------------
                                                $(47,819,705)     $205,289,937
                                                ============      ============


[PAGE 8]

        Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                   Notes to Financial Statements (continued)


3.  Investments (continued)
                                                   Net
                                               Appreciation
                                              (Depreciation)
                                               in Fair Value    Fair Value at
                                                During Year      End of Year
                                            ----------------------------------

Year ended December 31, 1992
  Series A ESOP convertible preferred stock
    of Betz Laboratories, Inc.                  $  6,689,783      $170,576,871
  U.S. Government securities                          24,547                 -
  Common stock--Betz Laboratories, Inc.            1,376,011        37,343,717
  Common stocks                                      (89,145)                -
  Corporate notes                                     56,614                 -
  Collective Trust Fund--GIC                               -         1,952,843
  Putnam Voyager Fund                               (166,657)       13,129,883
  Putnam US Government Income Trust                   19,742         4,343,501
  Putnam Fund for Growth and Income                 (248,742)       10,571,268
  Putnam Daily Dividend Trust                              -         3,811,525
                                                ------------      ------------
                                                $  7,662,153      $241,729,608
                                                ============      ============

4.  ESOP Loan, Company Loan Guarantee and Employer Contributions

The ESOP loan is secured by the unallocated shares of Betz Preferred Stock and is guaranteed by the Company. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.08% in 1993 and 8.15% in 1992. Debt service contributions paid to the ESOP during 1993 and 1992 totaled $8,440,898 and $8,548,125, respectively, including preferred stock dividends of $7,947,637 and $7,963,601, respectively. An additional contribution of $263,947 has been accrued by the Plan and is recorded as a contribution receivable from the Company.

The ESOP loan matures on June 19, 2009 and requires principal payments of $500,000 in 1994 and $1,000,000 in each of the years 1995 through 1999.
The Company is obligated to maintain, among other things, certain levels of tangible net worth, interest coverage and not to exceed a maximum funded debt level.


[PAGE 9]

      Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                 Notes to Financial Statements (continued)



5.  Transactions with Parties-in-Interest

In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to $89,225 and $278,531 in 1993 and 1992, respectively.


6.  Income Tax Status

The Internal Revenue Service has ruled (November 30, 1989) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


[PAGE 10]

    Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                    Notes to Financial Statements


7. Investment Programs

The amount of net assets at December 31, 1993 and 1992, and the changes in net assets for the years then ended, were allocated to the separate investment programs as follows:

                                                                Putnam                      Putnam
                                                  Putnam         U.S.       Putnam Fund      Daily        Putnam
                                                  Voyager     Government     for Growth    Dividend        Loan
       1993          ESOP Fund    Stock Fund       Fund      Income Trust    and Income      Trust         Fund            Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
 ESOP preferred
  stock--Betz
  Laboratories,
  Inc.              $130,394,887   $         -   $         -    $        -   $         -   $         -   $         -    $130,394,887
 Common stock
  of Betz
  Laboratories,
  Inc.                              27,474,063                                                                            27,474,063
 Putnam Voyager
  Fund                                            18,412,994                                                              18,412,994
 Putnam U.S.
  Government
  Income Trust                                                   5,828,206                                                 5,828,206
 Putnam Fund
  for Growth
  and Income                                                                  16,246,720                                  16,246,720
 Putnam Daily
   Dividend Trust                                                                            5,323,124                     5,323,124
 Putnam Loan Fund                                                                                          1,609,943       1,609,943
 Contribution
  receivable             263,947       294,014       336,920        71,983       244,320        50,551                     1,261,735
 Cash                     24,536        17,696                                                                                42,232
                     ---------------------------------------------------------------------------------------------------------------
Total assets         130,683,370    27,785,773    18,749,914     5,900,189    16,491,040     5,373,675     1,609,943     206,593,904


Liabilities
Accrued interest
 payable                 263,947                                                                                             263,947
Loan payable          98,000,000                                                                                          98,000,000
                    ----------------------------------------------------------------------------------------------------------------
Net assets          $ 32,419,423   $27,785,773   $18,749,914   $ 5,900,189   $16,491,040    $5,373,675    $1,609,943    $108,329,957
                    ================================================================================================================



[PAGE 11]

    Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

              Notes to Financial Statements (continued)


7. Investment Programs (continued)


                                                                              Putnam
                                                                Putnam         U.S.       Putnam Fund     Putnam
                                                                Voyager     Government    for Growth       Daily
       1992          ESOP Fund    Stock Fund     GIC Fund        Fund      Income Trust   and Income  Dividend Trust       Total
- ------------------------------------------------------------------------------------------------------------------------------------

Assets
Investments:
 ESOP preferred
  stock--Betz
  Laboratories,
  Inc.              $170,576,871    $        -     $       -     $       -    $        -    $        -    $        -    $170,576,871
 Common stock
  of Betz
  Laboratories,
  Inc.                              37,343,717                                                                            37,343,717
 Putnam Voyager
  Fund                                                          13,129,883                                                13,129,883
 Putnam U.S.
  Government
  Income Trust                                                                 4,343,501                                   4,343,501
 Putnam Fund for
  Growth and
  Income                                                                                    10,571,268                    10,571,268
 Putnam Daily
  Dividend Trust                                                                                           3,811,525       3,811,525
 Collective Trust
  Fund--GIC                                        1,952,843                                                               1,952,843
 Contribution
  receivable             267,592       335,839                     349,492        86,798       247,068        59,437       1,346,226
 Cash                     22,751        12,983                                                                                35,734
                     ---------------------------------------------------------------------------------------------------------------
Total assets         170,867,214    37,692,539     1,952,843    13,479,375     4,430,299    10,818,336     3,870,962     243,111,568


Liabilities
Benefit payable                                                                                                2,269           2,269
Accrued interest
 payable                 267,592                                                                                             267,592
Loan payable          98,500,000                                                                                          98,500,000
                    ----------------------------------------------------------------------------------------------------------------
Net assets          $ 72,099,622   $37,692,539    $1,952,843   $13,479,375    $4,430,299   $10,818,336    $3,868,693    $144,341,707
                    ================================================================================================================


[PAGE 12]

    Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

              Notes to Financial Statements (continued)


7. Investment Programs (continued)


                                                                       Putnam
                                                                        U.S.        Putnam      Putnam
                                                          Putnam      Government   Fund for      Daily     Putnam
                     ESOP         Stock        GIC        Voyager      Income     Growth and   Dividend     Loan
                     Fund         Fund        Fund         Fund         Trust       Income       Trust      Fund           Total
- -----------------------------------------------------------------------------------------------------------------------------------
Net assets at
 December
    31, 1992      $72,099,622  $37,692,539  $1,952,843  $13,479,375   $4,430,299  $10,818,336 $3,868,693  $       -    $144,341,707
  Contribu-
   tions from
   employer           492,928                                                                                               492,928
  Contri-
   butions from
   employees                     3,077,352     (10,007)   3,518,338      867,179    2,582,760    582,711                 10,618,333
  Loan repay-
   ments from
   employees                       105,854                   98,518       30,725       82,724     21,346   (339,167)              -
  Investment
   income           7,949,421      833,774      38,734      674,884      420,842    1,142,671    128,444     61,253      11,250,023
  Loans issued                    (664,436)    (53,620)    (512,736)    (137,930)    (412,208)  (138,994) 1,919,924               -
  Benefit
    payments         (373,332)    (760,944)       (435)    (294,902)    (169,340)    (328,484)  (615,482)   (32,067)     (2,574,986)
  Interest
    expense        (7,937,253)                                                                                           (7,937,253)
  Administrative
   expenses                        (12,994)       (246)     (12,190)      (3,163)      (9,284)    (3,213)                   (41,090)
  Net realized
   and unreal-
   ized appreci-
   ation (depre-
   ciation) in
   fair value of
   investments    (39,811,963) (10,602,957)               2,053,832     (133,218)     674,601                           (47,819,705)
  Interfund
   transfers                    (1,882,415) (1,927,269)    (255,205)     594,795    1,939,924  1,530,170                          -
                 ------------------------------------------------------------------------------------------------------------------
Net assets at
 December
   31, 1993       $32,419,423  $27,785,773  $        0  $18,749,914   $5,900,189  $16,491,040 $5,373,675 $1,609,943    $108,329,957
                 ==================================================================================================================

There were 3,220 active participants in the Plan at December 31, 1993.


[PAGE 13]

    Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

              Notes to Financial Statements (continued)


7.  Investment Programs (continued)



                                                             Fixed
                               ESOP           Stock         Income        Balanced        Equity           GIC         Sub-Total
                               Fund           Fund           Fund           Fund           Fund            Fund         Page 14
- ----------------------------------------------------------------------------------------------------------------------------------
Net assets at
  December 31, 1991          $65,331,358    $30,901,761     $5,460,520     $8,036,774     $6,644,658     $7,715,932   $124,091,003
     Net assets transferred
       from Stock Bonus
       Profit Sharing Plan                    3,540,726                                                                  3,540,726
     Contributions from
       employer                  583,520                                                                                   583,520
     Contributions from
       employees                              2,588,263        617,235        936,918      1,025,517        604,459      5,772,392
     Investment income         7,969,821        722,806        313,571        353,264        165,285        410,680      9,935,427
     Benefit payments           (421,493)    (1,014,092)      (277,525)      (261,454)       (95,844)      (295,649)    (2,366,057)
     Interest expense         (8,046,767)                                                                               (8,046,767)
     Administrative
       expenses                     (165)        (3,117)        (1,326)          (493)          (714)          (233)        (6,048)
     Net realized and
       unrealized
       appreciation
       (depreciation)
       in fair value of
       investments             6,689,783      1,376,011        (34,372)       108,944        (82,556)                    8,057,810
     Interfund transfers          (6,435)      (419,819)    (6,078,103)    (9,173,953)    (7,656,346)    (6,482,346)   (29,817,002)
                             -----------------------------------------------------------------------------------------------------
Net assets at
   December 31, 1992         $72,099,622    $37,692,539             $0             $0             $0     $1,952,843   $111,745,004
                             =====================================================================================================


[PAGE 14]

    Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

              Notes to Financial Statements (continued)


7.  Investment Programs (continued)



                                                            Putnam
                                                             U.S.          Putnam         Putnam
                                             Putnam        Goverment      Fund for         Daily
                             Sub-Total       Voyager        Income        Growth &       Dividend       Sub-Total
                              Page 14         Fund           Trust         Income          Trust         Page 15         Total
- ----------------------------------------------------------------------------------------------------------------------------------
Net assets at
   December 31, 1991        $124,091,003    $         -     $        -    $         -     $        -   $          -   $124,091,003
     Net assets transferred
       from Stock Bonus
       Profit Sharing Plan     3,540,726                                                                          -      3,540,726
     Contributions from
         employer                583,520                                                                          -        583,520
     Contributions from
         employees             5,772,392        993,753        248,274        709,784        198,216      2,150,027      7,922,419
     Investment income         9,935,427        619,720         28,184        429,179          8,601      1,085,684     11,021,111
     Benefit payments         (2,366,057)        (9,179)          (673)       (23,748)       (21,335)       (54,935)    (2,420,992)
     Interest expense         (8,046,767)                                                                         -     (8,046,767)
     Administrative
       expenses                   (6,048)        (2,417)          (650)        (1,755)          (596)        (5,418)       (11,466)
     Net realized and
       unrealized
       appreciation
       (depreciation)
       in fair value of
       investments             8,057,810       (166,657)        19,742       (248,742)                     (395,657)     7,662,153
Interfund transfers          (29,817,002)    12,044,155      4,135,422      9,953,618      3,683,807     29,817,002              -
                           -------------------------------------------------------------------------------------------------------
Net assets at
  December 31, 1992         $111,745,004    $13,479,375     $4,430,299    $10,818,336     $3,868,693    $32,596,703   $144,341,707
                           =======================================================================================================


[PAGE 15]

Betz Laboratories, Inc. Employee Stock Ownership and 401K Plan

                      Assets Held for Investment

                          December 31, 1993



                                       Description of Investment
                                       Including Maturity Date,
 Identity of Issue, Borrower, or       Rate of Interest, Par, or
          Similar Party                     Maturity Value                Cost         Market
- -------------------------------------------------------------------------------------------------

Preferred Stock:
  Betz Laboratories, Inc. Series
    A ESOP Convertible
    Preferred Stock*                         496,005 shares           $ 99,201,000    $130,394,887

Common Stock:
  Betz Laboratories, Inc.*                   626,189 shares             19,552,238      27,474,063

Mutual Funds:
  Putnam* Fund for
    Growth and Income                       1,194,611 units             15,861,087      16,246,720
  Putnam* Voyager Fund                      1,535,695 units             16,553,836      18,412,994
  Putnam* Daily Dividend
    Trust                                   5,323,124 units              5,323,124       5,323,124
  Putnam* U.S. Government
    Income Trust                              433,323 units              5,937,195       5,828,206
  Putnam* Loan Fund                                                      1,609,943       1,609,943
                                                                      ----------------------------
Total Mutual Funds                                                      45,285,185      47,420,987
                                                                      ----------------------------
Total assets held for investment                                      $164,038,423    $205,289,937
                                                                      ============================

*Indicates party-in-interest to the Plan.

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